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March 29, 2007

Mr. David R. Humphrey
Ms. Beverly A. Singleton
US Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, DC 20549

Re: Broadview Institute, Inc.
    Form 10-KSB for fiscal year ended March 31, 2006
    Filed June 29, 2006
    File No. 0-08505

Dear Mr. Humphrey and Ms. Singleton:

Below please find our responses to your comments in your letter dated March 15, 2007. For your convenience, each of our responses is preceded by the related comment.

FORM 10-KSB (Fiscal Year Ended March 31, 2006)
Exhibit 13. Annual Report to Shareholders

Results of Operations

     1. COMMENT: Please file an amendment to your March 31, 2006 Annual Report on Form 10-KSB as soon as possible.

          RESPONSE: The amended March 31, 2006 Annual Report Form 10-KSB will be filed shortly.

     2. COMMENT: We have reviewed your response to prior comment 8. However, it is unclear to us whether the partnership units to be received in exchange for usage of your production facilities and equipment by the limited partnership represent revenue earned or merely entitle you to a greater share of distributions, if any, to be received from the limited partnership in the future. Supplementally provide us with additional information regarding the operations of the limited partnership and your expectations with respect to recouping your investment. In addition, tell us how you would expect to periodically review your investment for any impairment.

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Mr. David R. Humphrey
Ms. Beverly A. Singleton
US Securities and Exchange Commission
Page 2


          RESPONSE: The Trainer Limited Partnership (TV) units we received in exchange for the usage of our equipment have not been recorded as revenue, but they do entitle us to a greater share of distributions, if any, to be received from TV in the future. As part of our decision to enter into the agreement, we considered available capacity of our equipment in assessing the value of the noncash portion of our investment and do not believe recognition of revenue related to the use of the equipment is appropriate, as the ultimate realization of an increase in our investment is uncertain. TV is a privately held start-up Company with limited financial history and information. We intend to assess the carrying value of our investment in TV on a ongoing basis based on annual financial statements/or tax returns of TV and quarterly financial statements, if available. In consideration of the relatively short period we have held our $25,000 investment in TV and the fact our investment represents less than one percent of our total assets and stockholders' equity, we do not believe our investment in TV is materially impaired as of March 31, 2006.

Form 10-QSB (Quarter Ended December 31, 2006)

Financial Statements

Note 10. Discontinued Operations

     3. COMMENT: We note your disclosure that the "Company used reasonable judgment combined with... that would be allocated between continuing operations and discontinued operations." In future filings, beginning with your March 31, 2007 Annual Report on Form 10-KSB, please revise this disclosure to indicate whether or not the Chicago division represented a reportable unit, a subsidiary or an asset group, and that the operations and cash flows of this division have been eliminated from the ongoing operations and that you will not have any significant continuing involvement in the operations of this division. Reference is made to paragraphs 41 and 42 of SFAS No. 144. In this regard, your current disclosure should also clarify that the Chicago division represented a component of your Company whose operations and cash flows could be clearly distinguished from the rest of the Company. Otherwise, discontinued operation treatment would not be appropriate. Please revise in future filings or advise.

          RESPONSE: Future filings will be revised to incorporate the additional information requested for discontinued operations.

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Mr. David R. Humphrey
Ms. Beverly A. Singleton
US Securities and Exchange Commission
Page 3


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In connection with our response, Broadview Institute, Inc. acknowledges that:

     - The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me regarding the contents of this response. When your comments are resolved, our Form 10-KSB/A will be filed shortly thereafter.

Very truly yours,

Broadview Institute, Inc.


/s/ H. Michael Blair
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H. Michael Blair
Chief Financial Officer